Linklaters

02055155

One Silk Street
London EC2Y 8HQ
Telephone (44-20) 7456 2000
Facsimile (44-20) 7456 2222
Group 4 Fax (44-20) 7374 9318
DX Box Number 10 CDE
Direct Line 020 7456 3384
Direct Fax 020 7456 2222
deborah.smith@linklaters.com

SUPPL

*U.S. Securities and Exchange Commission*
Attention: Office of Document Control
450 Fifth Street, N.W.
Washington, D.C. 20549

September 24, 2002

RECEIVED SEP 30 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 164

Ladies and Gentlemen

**Rule 12g3-2(b) Submission - File No. 82-5180**

On behalf of our client, Coca-Cola Hellenic Bottling Company, S.A., we are enclosing a copy of a press release issued on September 20, 2002. This press release has been filed with the Company Announcements Office of the London Stock Exchange pursuant to Rule 9.1 of the London Stock Exchange Listing Rules, as well as with the Australian Stock Exchange. This documents is essentially an English version of the same document that was submitted to the Athens Stock Exchange and, to that extent, serves as the English version of that filings.

Should you have any questions about the enclosed submission, please contact me (collect) at (+44 20) 7456 3384.

Yours sincerely

PROCESSED
OCT 09 2002
THOMSON FINANCIAL

Deborah Smith

cc Jan Gustavsson, *(Coca-Cola HBC)*

A list of the names of the partners and their professional qualifications is open to inspection at the above office. The partners are solicitors, registered foreign lawyers or registered European lawyers.

Please refer to www.linklaters.com/regulation for important information on the regulatory position of the firm.

A02252939/0.5a/24 Sep 2002

**COCA-COLA HELLENIC BOTTLING COMPANY S.A.**

**Board Appointments**

Coca-Cola Hellenic Bottling Company S.A. (the "Company") today announced that its Board of Directors has elected Mr Charalambos - Kriton Leventis as a member of the Board of Directors of the Company. The Company also announced that its current member Mr Anastasios-Pavlos Leventis was elected Vice-Chairman of the Board of Directors. Both appointments fill vacancies following the death of Mr. Constantine Leventis earlier this year.

**20 September 2002**

**ENQUIRIES:**

**Coca-Cola HBC**
Melina Androutsopoulou
Director of Investor Relations & Business Development
Tel: +30 (0) 10 618 3100

**College Hill**
Tony Friend
Tel: +44 (0) 20 7457 2020